FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

February 5, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	15,889,996
ADD:	Stock Options Exercised	56,900
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants	1,000,132
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	16,947,028

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				1,024,400
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Exercised
Mar. 16/98	John Bradford	Mar. 15/03	$4.35	500
Mar. 16/98	John Fleishman	Mar. 15/03	$4.35	2,500
Mar. 16/98	Tan Shundao	Mar. 15/03	$4.35	12,400
Aug. 16/99	Richard Mazur	Aug. 15/04	$4.40	10,000
Mar. 16/98	Richard Petersen	Mar. 15/03	$4.35	8,000
Nov. 24/98	Murray Gordon	Nov. 23/03	$5.30	10,000
Nov. 24/98	Charlie Cheng	Nov. 23/03	$5.70	3,500
Feb. 20/98	Yves Clement	Feb. 19/03	$4.10	10,000

			SUBTOTAL	(56,900)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,572,000

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		0
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		0

All information reported in this Form is for the month of January 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	February 4, 2003

BOKA GOLD PROJECT , YUNNAN PROVINCE, CHINA

Further Tunnel Results from Boka 1 North and South Show Zones of High Grade Gold.  New Tunnels Discovered 1.2 kilometres Northwest of Boka 1 North.  Second Rig Commences Drilling.

January 7, 2003

Vancouver, BC - Southwestern Resources Corp. ( SWG-TSX ) is pleased to announce that assay results have been received for various tunnels sampled in the Boka 1 North and South zones which show good continuity of high grade gold mineralization.

The tunnels sampled are roughly at right angles to the long axis of the stratabound gold zone and both crosscut the general trend of mineralization and run parallel to the mineralization.  The Company is carrying out a systematic surveying and sampling program in conjunction with the initial drilling program (two rigs operating) in the Boka 1 North and South zones.  To date 134 tunnels have been surveyed.

The Company also reports that ongoing regional exploration has resulted in the discovery of a new area of tunnelling located 1.2 kilometres northwest of the Boka 1 gold zone.  These newly discovered tunnels are excavated along a north sloping east-west trending ridge and the new mineralized zone has been identified as Boka 11.  Observations in the tunnels at Boka 11 indicate that the style of alteration, mineralization and host rocks are identical to the zone located at Boka 1.  Soil sampling of overburden between the area of these newly discovered tunnels and Boka 1 shows a continuous geochemical gold anomaly.  Drilling will determine if the Boka 1 and Boka 11 zones are a continuous horizon.  The initial 2,000 metre diamond drill program has been expanded to 5,000 metres and drilling is presently being carried out in the Boka 1 North area.  The Company plans to mobilize a third drill rig in mid-January.

Assay results received for further tunnels sampled at Boka 1 are listed in the table below and their locations are illustrated on a map located on the Company’s website (www.swgold.com).

Boka 1 South

Tunnel #	Elevation	Distance from tunnel opening		Interval	Assay Grams/tonne
	(Metres)	From	To	(Metres)	Gold	Silver
PD-57	1705	0	15	15	38.5	9.7
			(tunnel	collapsed)

MTC-002*	1648	0	30	(footwall to	zone)
	1648	30	32	2	1.1	0.2
	1648	32	34	2	3.0	0.3
	1648	34	41	7	0.3	0.3
	1648	41	43	2	1.1	0.7
	1648	43	47	4	1.2	0.3
	1648	47	53	6	5.4	0.7
	1648	53	55	2	9.5	0.8
			(end of	tunnel)

PD-71	1701	2	4	2	23.8	4.1
	1701	4	6	2	0.3	0.1
	1701	6	8	2	14.2	0.1
	1701	8	12	4	11.0	1.0
	1701	12	16	4	1.5	0.4
			(end of	tunnel)

MG-01	1790	0	2	2	190.5	71.1
	1790	2	4	2	8.4	2.4
	1790	4	6	2	1.8	0.8
	1790	6	8	2	3.2	1.3
	1790	8	10	2	5.9	1.1
	1790	10	12	2	4.6	1.1
	1790	12	14	2	3.5	2.7
	1790	14	16	2	2.9	2.1
	1790	16	18	2	1.1	1.0
	1790	18	20	2	7.5	3.2
	1790	20	23	3	11.2	3.0
	1790	23	25	2	1.8	1.1
	1790	25	27	2	1.1	0.8
	1790	27	30	3	3.1	1.3
			(end of	tunnel)

* At Boka 1, the dip slope of the hill is to the west and the mineralized zone dips approximately 40 degrees to the east.  Tunnels MTC-002, XG-34 and XG-39 are horizontal tunnels that started in the footwall sediments.

Boka 1 North

Tunnel #	Elevation	Distance from tunnel opening		Interval	Assay Grams/tonne
	(Metres)	From	To	(Metres)	Gold	Silver
XG-6	1761	3	6	3	0.8	0.4
	1761	6	9	3	4.1	1.4
	1761	9	12	3	0.1	0.2
			(tunnel	collapsed)

XG-34*	1781	0	32.8	(footwall to	zone)
	1781	32.8	35.0	2.2	6.8	0.7
	1781	35.0	37.0	2.0	0.5	0.3
			(end of	tunnel)

PD-2	1827	0	2.7	2.7	4.0	1.0
	1827	2.7	5.0	2.3	22.4	4.4
	1827	5	16	11	0.4	0.5
	1827	16	19	3.0	16.4	2.4
	1827	19	21	2.0	3.2	0.9
	1827	21	25	4.0	1.9	0.9
			(end of	tunnel)

XG-13-B	1683	7	8.5	1.5	0.4	0.2
	1683	8.5	10.5	2.0	0.4	0.2
	1683	10.5	12.5	2.0	2.5	0.5
	1683	12.5	14.5	2.0	0.3	0.3
	1683	14.5	16.5	2.0	1.0	0.6
	1683	16.5	20.2	3.7	1.3	0.8
	1683	20.2	23.5	3.3	2.9	0.7
	1683	23.5	25.5	2.0	18.5	4.1
	1683	25.5	27.5	2.0	11.6	4.1
	1683	27.5	30.0	2.5	0.9	0.8
	1683	30.0	33.0	3.0	7.4	0.9
	1683	33.0	35.5	2.5	3.8	0.5
	1683	35.5	37.3	1.8	8.7	1.2
	1683	37.3	39.5	2.2	5.6	2.3
	1683	39.5	41.5	2.0	18.7	9.4
	1683	41.5	43.5	2.0	4.9	4.4
	1683	43.5	46.5	3.0	1.9	0.6
			(end of	tunnel)

Boka 1 North

Tunnel #	Elevation	Distance from tunnel opening		Interval	Assay Grams/tonne
	(Metres)	From	To	(Metres)	Gold	Silver
PD-3	1799.0	0	2.8	2.8	3.4	0.8
	1799.0	2.8	8.0	5.2	8.7	1.3
	1799.0	8.0	10.0	2.0	1.4	0.3
	1799.0	10.0	13.0	3.0	1.1	0.2
	1799.0	13.0	16.0	3.0	0.1	0.2
	1799.0	16.0	19.0	3.0	1.4	0.1
	1799.0	19.0	22.0	3.0	3.7	0.8
	1799.0	22.0	25.0	3.0	0.1	0.2
	1799.0	25.0	27.0	2.0	0.07	0.1
	1799.0	27.0	31.0	4.0	10.1	1.1
	1799.0	31.0	33.0	2.0	1.1	0.8
	1799.0	33.0	35.5	2.5	5.6	0.9
	1799.0	35.5	38.0	2.5	1.6	0.5
	1799.5	38.0	40.0	2.0	24.9	2.3
	1799.5	40.0	42.0	2.0	10.9	0.3
	1799.5	42.0	45.0	3.0	1.6	0.7
	1799.5	45.0	48.0	3.0	2.5	1.0
	1799.5	48.0	50.0	2.0	0.7	0.9
			(end of	tunnel)

XG-42	1795.0	3.5	6.0	2.5	0.7	0.2
	1795.0	6.0	8.0	2.0	1.4	0.2
	1795.0	8.0	10.0	2.0	3.6	0.4
	1795.0	10.0	12.0	2.0	3.3	1.1
	1795.0	12.0	15.0	3.0	2.1	0.8
	1795.0	15.0	19.0	4.0	1.1	0.7
			(end of	tunnel)

XG-39*	1793.5	0.0	12.0	(footwall to	zone)
	1794.0	12.0	15.0	3.0	1.2	0.5
	1794.0	15.0	18.0	3.0	0.2	4.1
	1794.0	18.0	21.0	3.0	1.8	4.2
	1795.0	21.0	24.0	3.0	0.7	3.6
	1795.0	24.0	27.0	3.0	0.1	2.8
	1795.0	27.0	30.0	3.0	12.9	1.8
			(end of	tunnel)

Tunnel surveying and sampling at Boka 1 South continues where another newly discovered group of tunnels further to the south of Boka 1 South has extended this zone another 100 metres.  Results of this sampling will be released when available.

The Company is carrying out a continuous program of sampling the walls of tunnels driven into the mineralized zone using panel sampling techniques. Panels are sampled using an industry standard technique to avoid sample bias.  Individual panel samples are comprised of composite channels excavated from the top right to bottom left, top left to bottom right, top to bottom in the middle of the panel and from left to right through the middle of the panel.

Five new exploration tunnels are also being excavated in both the Boka 1 North and Boka 1 South areas by the Company.  The exploration tunnels have average dimensions of 2.2 metres high by 2 metres wide.  The Company plans to utilize these tunnels for future underground drilling.  Results of the ongoing tunnel sampling, trenching and drilling will be reported when received.

Regional exploration has discovered a new area of tunnelling 1.2 kilometres northeast of Boka 1 at Boka 11.  These tunnels are excavated along a north sloping east-west trending ridge.  Mineralization within these tunnels is hosted by brecciated and fractured carbonaceous shales and associated with quartz and heavily oxidized sulfides.  The mineralization is stratabound and is identical to the Boka 1 zone and tunnels have been excavated about 500 metres downdip.  Downslope from the tunnels, an east-west trending gold soil anomaly about 900 metres in length has been defined.  A detailed mapping, trenching and tunnel sampling program is planned for this area.

Boka 1 is the largest of 10 known gold prospects hosted by weakly metamorphosed Middle Proterozoic carbonaceous and calcareous sediments within a 25 kilometre long system of ductile-brittle shear zones associated with thrust faults.  The gold mineralization is related to quartz-pyrite replacement along bedding and foliation planes and in breccias.  The stratabound mineralization is exposed for approximately 150 to 180 metres along the dip slope trending northeasterly in the Boka 1 South zone and northwesterly in the Boka 1 North zone.  The mineralized horizon dips into the slope at various angles but on average is approximately 40 degrees.

QUALITY CONTROL

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the tunnel samples and the drill core.

Due to the expanding nature of the ongoing program, all tunnel and drill core samples will now be shipped directly in security sealed bags to Langfang for sample preparation. Selective samples will also be shipped directly to ALS Chemex for preparation and analysis.  At present, the first two drill holes are in progress (see website for core photos) and 50 samples from Tunnel LD-210 have been shipped directly to ALS Chemex for screen fire assay.

The Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001) is a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.  Samples are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  Sampling of the drill core from the initial drill program will include delivering a 1/4 split of the entire core in security sealed bags for preparation and analysis at ALS Chemex.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by Dr. Charlie Cheng, Ph.D (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

The Company’s website (www.swgold.com) contains plan and longitudinal sections of the Boka 1 zone and a number of photographs showing the typical distribution of tunnels within the mineralized horizon.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures.  Southwestern also explores for diamonds through its 34.3% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

DRILLING PROGRESS REPORT

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

January 13, 2003

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) reported today on the progress of the Company's diamond drilling program on the Boka Gold Project, located in Yunnan Province, China. The Boka Gold Project is a joint venture between the Company and Team 209 of the Yunnan Nuclear Industry. Southwestern can earn a 90% interest in the Project for certain exploration expenditures and cash payments over a four-year period.

Two diamond drills are currently working on the Project and a third will be added by month end. The Company continues to carry out systematic surveying and sampling programs on tunnels excavated in the shallow dipping, stratabound, mineralized horizon in conjunction with the current drilling program. To date, 134 tunnels have been surveyed in the Boka 1 North and Boka 1 South areas.

The initial drilling is focused on the Boka 1 North area and drill hole BO2-01 was drilled at 246 degrees Azimuth to the west-southwest at -75 degrees to intersect the mineralized horizon in the vicinity of Tunnel PD-6 (see the Company’s web site for location maps and core photos). Hole B02-01 intersected the mineralized target horizon from 31 metres to  251 metres for a total of 220 metres. The hole is currently at 293 metres depth and  is planned to continue to at least 300 metres depth. Drill hole B02-02 is located 226 metres north of B02-01 in the vicinity of Tunnels XG-40 and XG-40B, and is drilling at 244 degrees Azimuth to the west-southwest at –75 degrees.

Hole B02-02 intersected the mineralized horizon at approximately 170 metres and together with Hole B02-01, confirmed a shallower dip to the mineralization than estimated from surface exposures and tunnelling. Hole B02-02 experienced core recovery problems due to drilling speed and mud selection and was terminated in the mineralized zone at 270 metres depth. Hole B02-02A will be re-established from the same set-up and drilled to approximately 500 metres depth.

Hole B03-03 is planned to start from the same collar location as Hole B02-01 and will be drilled at -75 degrees to the south. Hole B03-04 will be collared 100 metres east of B02-02A to intersect the mineralized horizon at a projected 350 metres down-dip.

Core from the drilling is currently being logged and sampled and the first assay results from Hole B02-01 are expected by month end. Results will be reported as soon as they are received.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the drill core.

All drill core samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing. Samples are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC. Sampling of the drill core from the initial drill program will include delivering a 1/4 split of the entire core in security sealed bags for preparation and analysis at ALS Chemex. ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

The Company's website (www.swgold.com) contains plan and longitudinal sections of the Boka 1 zone, including the current location of drill holes, the distribution of tunnels and a number of photographs of the mineralized horizon.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 34.3% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

CHECK “SCREEN FIRE ASSAY” RESULTS FROM TUNNEL XG-15

CONFIRM BONANZA GOLD GRADES

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

January 21, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that check panel sampling conducted in Tunnel XG-15, Boka 1 North Zone, has confirmed the previously announced bonanza gold grades (see News Release dated Dec. 3, 2002).  The bonanza gold grades in Tunnel XG-15 are associated with hydraulic breccias, which for the most part are parallel to the foliation (stratabound) although in places were observed to crosscut the foliation.   Native electrum (white gold) is identified in the matrix to the breccia fragments and scanning electron microscope (SEM) studies by Dr. Al Miller of Kishar Research Inc. of Ottawa, Ontario has shown the electrum to be 90% gold.  The (SEM) studies also confirm the presence of native gold.  These electrum bearing breccias are also observed in hole B02-02 which was collared 430 metres northwest of XG-15.

When comparing screen fire assay results with conventional aqua regia results, it appears that the majority of the tunnel results previously released may be, in general, too low.

Five panels previously sampled in Tunnel XG-15 were re-sampled and the samples shipped directly to ALS Chemex in Vancouver.  Each of the five composite panel samples were assayed by ALS Chemex by screen fire assay methods.  A second set of check panel samples have been collected by Stewart Winter, P.Geo. (Independent Qualified Person), and have been shipped directly to ALS Chemex for screen fire assay.

Tunnel XG-15 is orientated roughly perpendicular to the long axis of the Boka 1 North mineralized zone.  The mineralization is for the most part stratabound and in places has been noted to crosscut foliation.  Check assays for all other elements, including silver will also be carried out.  Results of the check screen fire assays on Tunnel XG-15 are listed below.

Check Sample No.	Elevation (Metres)	Distance From Tunnel Opening (Metres)		Interval (Metres)	First Sample Conventional Fire Assay	Check Sample Screen Fire Assay
		From	To		(grams per tonne gold)	(grams per tonne gold)
LYQ-469	1681.0	74.0	76.5	2.5	36.7	111.0
LYQ-470	1678.0	78.5	80.5	2.0	9.3	149.0
LYQ-471	1678.0	80.5	82.5	2.0	100.2	78.4
LYQ-472	1676.5	84.5	86.5	2.0	45.8	68.4
LYQ-473	1675.4	86.5	89.5	3.0	374.4	605.0

As a result of the above findings, all Boka samples including drill core samples, will be assayed by screen fire assay methods.  Regional exploration sampling will continue to be assayed using conventional assay methods.

Detailed logging and sampling of diamond drill hole B02-01 has been completed and assay results are expected within the next two or three weeks.  Detailed logging of diamond drill hole B02-02 has identified a new zone of mineralization above the main zone mineralization.  The new mineralized zone was identified from 97.8 metres to 128.4 metres and is characterized by abundant brecciation and limonite/sulphide mineralization.  Both native gold and electrum have been identified in the core from this zone.  The main Boka 1 mineralized zone was intersected at approximately 170 metres in hole B02-02 and the hole was terminated (due to core recovery problems) in the main mineralized zone at 270 metres depth.  Hole B03-02A has been re-established from the same drill pad set-up and is currently drilling.  The second drill rig is currently drilling hole B03-03 to the south from the same collar location as Hole B02-01.  A third drill rig is being moved to the Property and is expected to be operational within the next two or three weeks.

Sample results using screen fire assaying from two more tunnels are:

Boka 1 North

Tunnel #	ELEVATION (Metres)	Distance From Tunnel Opening (Metres)		Interval (Metres)	Assay (grams/tonne) gold
		From	To
LD-210	1791	0	2	2	1.67
(Crosscut)		2	4	2	7.6
		4	6	2	4.6
		6	8	2	22.7
		8	10	2	21.8
		10	12	2	4.21
		12	14	2	0.35
			(end of	crosscut)

Boka 1 South

Tunnel #	ELEVATION (Metres)	Distance From Tunnel Opening (Metres)		Interval (Metres)	Assay (grams/tonne) gold
		From	To
PD 58	1732	0	13	(Footwall to	mineralization)
		13	15	2	3.41
		15	17	2	9.31
		17	19	2	17.8
			(end of	tunnel)

More than 500 tunnel samples are currently in for assay and results will be reported as soon as they are available.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.  Drill core samples are prepped to –10 mesh at the Langfang laboratory and 1 kilogram split samples are airfreighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

The Company's website (www.swgold.com) contains plan and longitudinal sections of the Boka 1 zone, including the current location of drill holes, the distribution of tunnels and a number of photographs of the mineralized horizon.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 34.3% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

SOUTHWESTERN RECEIVES $2,812,500

ON EXERCISE OF WARRANTS

January 22, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that 750,000 share purchase warrants were exercised at $3.75 per warrant. Total proceeds from the exercise is $2,812,500. The issued and outstanding capital of the Company after the exercise of these warrants is 17,424,096 shares and 19,209,228 shares on a fully diluted basis.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 34.3% owned affiliate, Canabrava Diamond Corporation.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com